RESIGNATION

         I, George Farquhar, Secretary and Chief Financial Officer of Vitatonics Corp., a Nevada corporation ("Corporation"), hereby tender and submit my resignation as Secretary and Chief Financial Officer of the Corporation; such resignation to be effective on the 16th day of June 2003.

         Furthermore, I hereby waive any unpaid or accrued compensation due to me from the Corporation. I am not due any shares of common stock in the Corporation for services that I have performed or fees I have paid on behalf of the Corporation. Finally, I hereby waive any funds due to me for any reason.


                                                          /s/ George Farquhar
                                                          -------------------
                                                              George Farquhar